Mail Stop 3561

November 15, 2006

Weng Jianjun, Chief Executive Officer
Tian'an Pharmaceutical Co., LTD.
C/o Incorp Services, Inc.
3155 East Patrick Lane, Suite #1
Las Vegas, NV 89120

> **Re: Tian'an Pharmaceutical Co., LTD.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed November 9, 2006**
> **File No. 333-135434**

Dear Mr. Jianjun:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Weng Jianjun
Tian'an Pharmaceutical Co., LTD.
November 15, 2006
Page 2

Financial Statements

1.   Please provide us with updated financials for the interim period ending September
        30, 2006. See Regulation S-B Item 310(g).

Note 6 – Provision for Income Taxes, page 19

2.   We note your response to prior comment 5. We calculate the tax rate to be 25.2%
        (25.2% = $357,508/$1,418,558) compared to the 17.2% presented in the note.
        Please reconcile the difference for us. Please consider this comment as it relates
        to your interim financial statements also.

                                             ***

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Scott Stringer, Accountant, at (202) 551-3272 or Michael
Moran, Accounting Branch Chief at (202) 551-3841 if you have questions regarding
comments on the financial statements and related matters. Please contact Scott
Anderegg, Staff Attorney, at (202) 551-3342, Kurt Murao, Staff Attorney, at (202) 551-
3338 or me at (202) 551-3720 with any other questions.

                                             Sincerely,

                                             H. Christopher Owings
                                             Assistant Director

cc: William T. Hart, Esq.
        FAX (303) 839-5414